SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: (1-13888)

GRAFTECH INTERNATIONAL HOLDINGS INC.

SAVINGS PLAN

(Full title of the plan)

GRAFTECH INTERNATIONAL LTD.

(Name of issuer of the securities held pursuant to the plan)

12900 Snow Road, Parma, Ohio 44130

(Address of principal executive office)

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Note: Other supplemental schedules not included have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator

GrafTech International Holdings Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the GrafTech International Holdings Inc. Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accepted accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio

June 25, 2009

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2008	2007
ASSETS:

Investments, at fair value	$99,169,571	$124,805,821

Company’s contribution receivable	123,861	139,540

Net assets available for benefits, at fair value	99,293,432	124,945,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	633,714	(368,408)

Net assets available for benefits	$99,927,146	$124,576,953

See accompanying notes.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008
ADDITIONS:

Investment income:
Net depreciation in fair value of investments	$(28,456,098)
Interest	2,193,236
Dividends	2,140,545

(24,122,317)

Contributions:
Participants	4,046,157
Company	2,444,628

6,490,785

Total additions	(17,631,532)

DEDUCTIONS:

Benefits paid to participants	6,997,998
Administrative expenses	20,277

Total deductions	7,018,275

Net decrease	(24,649,807)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	124,576,953

End of year	$99,927,146

See accompanying notes.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

(1)	Description of the Plan

The following brief description of the GrafTech International Holdings Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a 401(a) and 401(k) savings vehicle and a defined contribution retirement plan available to all regular employees of GrafTech International Holdings Inc. and participating affiliate companies (collectively, the “Company”). Employees are eligible to participate in the Plan upon the first day of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is a wholly owned subsidiary of GrafTech International Ltd. (GTI) through which the Company conducts most of its United States operations. GTI is a publicly traded company whose common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol “GTI”.

Contributions

Participating employees, including non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees, can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50% of participant compensation may be contributed as supplemental contributions. The Company contributes on behalf of each participating employee, including non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees, a matching contribution equal to 100% of the participant’s basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

The Company makes an Employer Retirement Contribution on behalf of eligible participants in the amount of 1.0% of eligible compensation, except for employees covered by the Columbia, TN and Lawrenceburg, TN collective bargaining agreements where they receive 2.5% of eligible compensation. Eligible compensation includes overtime and variable cash compensation. Employees who were grandfathered under the UCAR Carbon Retirement Plan, employees covered by the Columbia, TN collective bargaining agreement, employees covered by the Lawrenceburg, TN collective bargaining agreement, and employees covered by the Clarksburg, WV collective bargaining agreement became eligible for Employer Retirement Contributions under this Plan as of April 1, 2003, May 1, 2003, August 1, 2003, and August 1, 2004, respectively.

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 11 investment funds and the GrafTech International Ltd. Common Stock Fund. The funds represent a broad cross-section of the types of investments which participants may select on their own. They include nine funds managed by The Vanguard Group, one of the nation’s largest mutual fund companies; the GrafTech International Ltd. Common Stock

Fund; the UAM ICM Small Company Stock Fund and the American Funds EuroPacific Growth Fund. Each fund strikes a different balance between potential returns and possible risks.

Company matching contributions are made in units of the GrafTech International Ltd. Common Stock Fund and are credited to each individual’s account as a contribution to the GrafTech International Ltd. Common Stock Fund. Participants are not required to keep the Company matching contributions in the GrafTech International Ltd. Common Stock Fund. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the Plan’s other investment options, subject to the GrafTech “Securities Law and Insider Trading Compliance Policy”.

All new employees that become eligible to participate in the Plan are automatically enrolled at a 5% deferral of eligible pre-tax compensation contributed to the Plan in an investment option designated by the Administrative Committee. If the employee does not wish to participate in the Plan, the employee must elect not to participate.

Contributions are subject to applicable Internal Revenue Code limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) fund earnings or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their accounts varying amounts between a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans must have a definite repayment schedule, which provides for principal and interest payments to be made ratably through payroll deductions over a period not to exceed five years, except for home loans that may be repaid over a period not to exceed thirty years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on current lending rates at the time the loan is originated. Interest rates ranged from 4.0% to 9.0% at December 31, 2007 and 2008. As of December 31, 2007 and 2008, the participants’ aggregate loan receivables were $1,754,952 and $1,881,474 respectively.

Vesting

Participants are vested immediately in their contributions (both before-tax and after-tax), Company matching contributions and any related investment earnings. There is a five year “Cliff Vesting” in the Company’s Employer Retirement Contribution and any related investment earnings credited in 2006 and before. There is a three year “Cliff Vesting” in the Company’s Employer Retirement Contribution and any related investment earnings credited on and after January 1, 2007. Vesting occurs after five years of vesting service or on a participant’s normal retirement date, whichever is earlier for employer contributions and earnings credited prior to January 1, 2007. Vesting occurs after three years of vesting service or on a participant’s normal retirement date, whichever is earlier, for employer contributions and earnings credited on or after January 1, 2007.

Payment of Benefits

Upon termination of service due to death, disability or retirement and under specific situations of financial hardship, a participant or beneficiary will be paid the value of the participant’s vested interest in his or her account as a lump-sum amount or in installments. The terminated participant must take an immediate payment or rollover to an IRA if his or her combined account balance is $1,000 or less. For an immediate payment, all the terminated participant’s investments will be sold, and he or she will receive a check for the entire value of his or her account. If the terminated participant has money invested in units of the GrafTech International Ltd. Common Stock Fund, he or she may elect to receive that portion of his or her account in stock or cash. If the terminated participant has a balance greater than $1,000 but less than $5,000, unless they elect otherwise, the balance is automatically rolled over into an individual retirement account held with the Vanguard Group 60 days after the date of termination. If the terminated participant has a balance more than $5,000 in the Plan, he or she may leave their money in the Plan until the April 1st following the year in which they reach age 70 1/2. The IRS requires that participants begin making periodic withdrawals no later than April 1st of the year following the year in which he or she reaches age 70 1/2. During that time, the terminated participant may not add to his or her individual participant account in the Plan, nor will the Company make any additional contributions to his or her account. A lump-sum payment is required for any vested account balance less than or equal to $1,000.

Forfeited Accounts

Balances in non-vested forfeited accounts are used to reduce employer contributions. For the year ended December 31, 2008 employer contributions were reduced by $34,423 from non-vested forfeited accounts. At December 31, 2007 and 2008 all forfeited funds were used to reduce employer contributions and no balances remained.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company’s Employer Retirement Contribution.

Administrative expenses

The Company pays the majority of administrative expenses of the Plan, such as fees for record keeping, enrollment outsourcing, legal work, investment consulting and compliance testing. Any administrative expenses not paid by the Company are paid from the Plan assets.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In April 2009, the FASB approved FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. We are required to adopt this FSP for our annual reporting period ending after June 15, 2009. This FSP does not require disclosures for periods presented for comparative purposes at initial adoption. This FSP requires comparative disclosures only for periods ending after initial adoption. The Company does not believe the adoption of FSP FAS 157-4 will materially impact the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Fair Market Value Disclosure

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements. The Savings Plan is required to disclose the assets by level within the fair value hierarchy in which they fall. The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices in active markets for identical securities.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment spreads, credit risk, etc.).

Level 3 - Significant inputs that are generally not observable from market activity (including the fund’s own assumptions to determine the fair value of investments).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Registered investment companies	$38,679,971	$—	$—
Common/collective trusts	—	48,472,370	—
Common stocks	10,047,362	—	—
Money market fund	88,394	—	—
Participant loans	—	—	1,881,474

Total Assets	$48,815,727	$48,472,370	$1,881,474

Level 3 – Gains and Losses

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant loans
Balance at January 01, 2008	$1,754,952
Realized gains	—
Unrealized gains/(losses) related to instruments still held at reporting date	—
Purchases, issuances, and settlements, net	126,522

Balance at December 31, 2008	$1,881,474

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices and are classified as Level 1 investments. The common/collective trust is valued at the unit value of the fund which is based on the fair value of the underlying investments. Common/collective trust funds (“CCTs”) are composed of fully benefit-responsive investment contracts and are classified as Level 2 investments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Shares of the unitized common stock fund (this fund is made up of GrafTech International Ltd. Common stock and the VGI Money Market Fund) are valued at unit value. GrafTech International Ltd. common stock is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment. The money market fund is valued at quoted market prices in an exchange and active markets, which represent a small portion of the net asset value of the GrafTech International Ltd. Common Stock Fund and is classified as Level 1 investment. Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Investment contracts include traditional Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs) and wrapper contracts. GICs are valued based on estimated fair value, computed using discounted cash flows. SICs are valued based on the aggregate market value of the applicable bond trusts, mutual funds and other investments. Wrapper contracts are valued at estimated fair value based on a replacement cost approach.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals. As provided by the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

There are no reserves against contract value for credit risk of contract issuers or otherwise. The average yield and crediting interest rates were approximately 3.74% and 4.86% for 2008 and 2007 respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Distributions of net investment income to unitholders are declared daily and reinvested on a per share basis on the first business day of the following month.

Payment of Benefits

Benefit payments are recorded when paid.

(3)	Investments

Investments that represent 5% or more of the Plan’s net assets at either December 31, 2007 or 2008 are as follows:

	At December 31,
	2008	2007
Vanguard Retirement Savings Trust (at contract value)	$49,106,084	$48,322,152
Vanguard 500 Index Fund	7,005,747	11,178,683
Vanguard PRIMECAP Fund	6,759,634	10,276,380
Vanguard Value Index Fund	*	8,614,787
GrafTech International Ltd. Common Stock Fund	10,047,362	16,700,219

* For 2008 the fund’s net asset do not exceed 5% of the Plan’s investments.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

For the year ended December 31, 2008
Net depreciation in fair value of investments:
Registered investment companies	$(19,795,681)
GrafTech International Ltd. Common Stock	(8,660,417)

$(28,456,098)

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Related-Party Transactions

Certain Plan investments are shares of a common/collective trust fund and registered investment companies managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the GrafTech International Ltd. Common Stock Fund. GTI is the public parent company and the issuer of the publicly traded common stock held within the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

The Plan held 991,705 and 1,279,767 shares of GrafTech International Ltd. common stock at December 31, 2007 and 2008, respectively, representing 13% and 10%, respectively, of the total net assets of the Plan.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

UCAR CARBON SAVINGS PLAN

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #06-1249029 Plan #002

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment Including maturity date, rate of interest, collateral par or maturity value	(e) Current value
*	Vanguard 500 Index Fund	Registered investment company	$7,005,747
*	Vanguard PRIMECAP Fund	Registered investment company	6,759,634
*	Vanguard Value Index Fund	Registered investment company	4,818,011
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company	4,670,570
	American Funds EuroPacific Growth Fund	Registered investment company	3,241,351
*	Vanguard LifeStrategy Growth Fund	Registered investment company	2,339,617
	UAM: ICM Small Company Portfolio	Registered investment company	2,516,150
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company	2,708,755
*	Vanguard LifeStrategy Income Fund	Registered investment company	2,061,644
*	Vanguard Total Bond Market Index Fund	Registered investment company	2,558,492
*	Vanguard Retirement Savings Trust	Common/Collective Trust	48,472,370
*	GrafTech International Ltd. Common Stock	Common Stock	10,047,362
*	Participant loans	Interest rates ranging from 4.0% to 9.0%	1,881,474
*	VGI Prime Money Market	Money Market Fund	88,394

			$99,169,571

*	Indicates party-in-interest to the Plan.

Column (d), “Cost”, is not applicable as all investments are participant directed

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GrafTech International Holdings Inc.

Date: June 25, 2009	By:	/s/ Mark Widmar
Mark Widmar

Vice President and Chief Financial Officer
GRAFTECH INTERNATIONAL LTD.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton LLP